DLA Piper LLP (US)
401 Congress Avenue, Suite 2500
Austin, Texas 78701-3799
www.dlapiper.com
Samer Zabaneh
samer.zabaneh@dlapiper.com
T 512.457.7126
F 512.721.2226

March 17, 2020

Via Edgar

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Kathleen Krebs, Special Counsel
Bernard Nolan, Attorney-Advisor
Stephen Krikorian, Accounting Branch Chief
Melissa Walsh, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance Office of Technology
Washington, D.C. 20549

Re:	BigCommerce Holdings, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted February 14, 2020
CIK No. 0001626450

Ladies and Gentlemen:

On behalf of BigCommerce Holdings, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by comment letters dated February 5, 2020 (“Comment Letter No. 1”) and February 28, 2020 (“Comment Letter No. 2”) with respect to the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). This letter is being submitted together with Amendment No. 2 (“Amendment No. 2”) to the Draft Registration Statement, which has been revised to address various of the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the applicable comment letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of Amendment No. 2 that reflect changes made to Amendment No. 1 to the Draft Registration Statement.

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Draft Registration Statement.

Division of Corporation Finance

March 17, 2020

COMMENT LETTER NO. 1

Liquidity and capital resources, page 72

15.    You state that you believe the net proceeds received from this offering will be sufficient to meet your working capital and capital expenditure needs and your debt service obligations for at least the next 12 months. As it appears that you have identified a material liquidity deficiency and continue to have substantial doubt as to your ability to continue as a going concern, please disclose the minimum period of time that currently available capital resources will allow you to conduct planned operations and satisfy your obligations, as well as the minimum dollar amount of funding required to remain in business for at least the next 12 months. Also, highlight this risk in a separately captioned risk factor. Refer to Item 303(a)(1) and (2) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Response: Subsequent to the filing of Amendment No. 1, the Company entered into an amendment to the Company’s Credit Facility and entered into the 2020 Convertible Term Loan and the Mezzanine Facility. As a result, the Company no longer believes it has a material liquidity deficiency and no longer has substantial doubt as to its ability to continue as a going concern. In connection with the Company entering into these agreements, the Company has revised its disclosure related to indebtedness on pages 74 and 75.

COMMENT LETTER NO. 2

Prospectus Summary

Our competitive advantages, page 7

1.    You state that the power of your platform to support high growth better than legacy software is evidenced by “the large and growing number of Global 2000 businesses” that select you as their ecommerce platform of choice. Please contextualize this disclosure by providing the number or percentage of Global 2000 businesses that are your customers as of the end of each period presented.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 88 of Amendment No. 2 to provide the requested number of Global 2000 businesses.

Division of Corporation Finance

March 17, 2020

Our Business

Customer case studies, page 94

2.    We note that you provide customer case studies to demonstrate the power of your platform to enhance customers’ business performance. For context, please disclose the date (month and year) on which each customer began to use your platform.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 96 to 99 of Amendment No. 2 to provide the requested dates.

Notes to Consolidated Financial Statements

Note 2. Summary of significant accounting policies

Revenue recognition, page F-12

3.    In response to prior comment 16, you indicate on page F-12 that, for your subscription solutions, you recognize fixed monthly fees and any overages as revenue in the month earned. Please clarify disclosures elsewhere in your filing indicating subscription fees are recognized ratably to be consistent with this policy in your notes to the financial statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 66 and 76 of Amendment No. 2.

* * * *

Division of Corporation Finance

March 17, 2020

We and the Company appreciate the Staff’s attention to the review of the Draft Registration Statement. Please do not hesitate to contact me at (512) 457-7126 if you have any questions regarding this letter or Amendment No. 2.

Very truly yours,

DLA Piper LLP (US)

/s/ Samer Zabaneh

Samer M. Zabaneh

Partner

DLA Piper (US) LLP

Enclosures

cc:	Brent Bellm (BigCommerce Holdings, Inc.)
Jeff Mengoli (BigCommerce Holdings, Inc.)
Chuck Cassidy (BigCommerce Holdings, Inc.)
Justin Bowes (BigCommerce Holdings, Inc.)
Joseph Fore (DLA Piper LLP (US))
Drew M. Valentine (DLA Piper LLP (US))
Nicole Brookshire (Cooley LLP)
Darren DeStefano (Cooley LLP)
Mark Ballantyne (Cooley LLP)